 

# California Secretary of State
## Electronic Filing

**FILED**
Secretary of State
State of California

# LLC Registration – Articles of Organization

| | |
|---|---|
| **Entity Name:** | Good Works Film LLC |

| | |
|---|---|
| **Entity (File) Number:** | 202205610790 |
| **File Date:** | 02/23/2022 |
| **Entity Type:** | Domestic LLC |
| **Jurisdiction:** | California |

## Detailed Filing Information

1. **Entity Name:** Good Works Film LLC

2. **Business Addresses:**

   a. **Initial Street Address of Designated Office in California:**
   4547 Morro Drive
   Los Angeles, California 91364
   United States

   b. **Initial Mailing Address:**
   4547 Morro Drive
   Los Angeles, California 91364
   United States

3. **Agent for Service of Process:**
   Kip M Konwiser
   4547 Morro Drive
   Los Angeles California 91364
   United States

4. **Management Structure:** More than One Manager

5. **Purpose Statement:** The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

**Electronic Signature:**

The organizer affirms the information contained herein is true and correct.

**Organizer:** Kip Konwiser